Consent of Independent Registered Public Accounting Firm
The Board of Directors
Centennial Resource Development, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-215119) on Form S-8 of Centennial Resource Development, Inc. of our report dated March 23, 2017, with respect to the consolidated balance sheets of Centennial Resource Development, Inc. and its subsidiaries as of December 31, 2016 (Successor Company balance sheet) and 2015 (Predecessor Company balance sheet), and the related consolidated statements of operations, shareholders’ equity, and cash flows for the period from October 11, 2016 through December 31, 2016 (Successor Company operations) and the period from January 1, 2016 through October 10, 2016 and for each of the two years in the period ended December 31, 2015 (Predecessor Company operations), which report appears in the December 31, 2016 annual report on Form 10-K of Centennial Resource Development, Inc.

/s/ KPMG LLP
Denver, Colorado
March 23, 2017